

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 2, 2018

<u>Via E-mail</u>
Mr. Michel St-Pierre
Chief Financial Officer
Ecolocap Solutions Inc.
1250 S. Grove Ave, Suite 308
Barrington, IL 60010

> **Re: Ecolocap Solutions Inc.**
> **Form 10-K/A for the Year Ended December 31, 2016**
> **Filed November 16, 2017**
> **File No. 0-51213**

Dear Mr. St-Pierre:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and
Construction